Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

November 3, 2014

BY EDGAR AND COURIER

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radius Bancorp Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 24, 2014

File No. 333-199014

Dear Mr. Clampitt:

On behalf of Radius Bancorp Inc. (the “Company”), this letter is in response to your letter, dated October 31, 2014 (the “Comment Letter”), to Michael A. Butler, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on October 24, 2014. The Company is concurrently submitting on EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 2 marked to show changes from the Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 2.

Summary

Overview, page 1

1.	Please add the termination of the collective bargaining agreement referenced on page 48 to the bulleted items in this section.

The Company acknowledges the Staff’s comment and has added the termination of the collective bargaining agreement to the bulleted items on page 2 of Amendment No. 2.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	November 3, 2014

The Offering, page 10

2.	Please add a brief discussion of the number of shares that will be purchased by directors and officers in the offering. In addition, please fill in the columns on page 100.

The Company acknowledges the Staff’s comment and has added a brief discussion of the number of shares that will be purchased by the directors in the offering on page 11 of Amendment No. 2. As my office discussed with the Staff on October 31, 2014, the columns on the beneficial ownership table on page 100 will be completed in the final prospectus filed pursuant to Rule 424(B)(4).

Exhibit 5.1

3.	Please file a revised legal opinion stating that the Selling Shareholder Shares are validly issued, fully paid and nonassessable. For more information, please refer to Section II.B.2.h. of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has filed a revised Exhibit 5.1 opinion with Amendment No. 2.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5671 or Gregory F. Parisi at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:  Michael A. Butler, First Trade Union Bancorp Inc.

  Gregory F. Parisi, Hogan Lovells US LLP